# Automate Human Performance

## to fill the gap between training and business results


11:13
ringorang

Robert Feeney | B. Wayne Barkley | **Ringorang.com**

# Problem

Classrooms, eLearning, Manuals, Emails, Posters, PowerPoint



**Corporate Training** ≠ **Behavior Change**

# Solution

**Advertising techniques + Learning science**

**Clinically proven and published.**

ringorang® = **Measurable Behavior Change**

KAAS

**“We have worked with incremental learning nudges and used gamification before, but what we can do now using your A.S.K. Methodology is different. Connecting learning to individual habits and business goals through Ringorang® and measuring those as performance is definitely next level.**



- Ken S., Business Segment Leader of the Consulting Academy at a Fortune 50 Tech Firm

# Value of Behavior

This is a Salesforce.com sized opportunity!

| Industry | Metric | Amount Paid |
|---|---|---|
| Financial Services | 2018 penalties, fines | **$4.8 Billion** |
| Construction, Manufacturing, etc. | Cost of Injuries (medical, admin) | **$95.2 Billion** |
| Corporate Training | Cost of facilities, trainers, vendors | **$83 Billion** |
| Chronic Illnesses (Diabetes, etc.) | Direct health care treatment costs | **$1.1 Trillion** |

Sources:
Financial Services: ComplySci, The True Cost of Being Non-Compliant, Injuries: CDC, Medical Expenses of 35.5B, Administrative Expenses of $59.7B, Corporate Training: 2019 Training Industry Report, Chronic Illness: Milken Institute, The Costs of Chronic Disease in the US

KAAS

# The Key is Repetition


11:13
Question
Cybersecurity Awareness CHALLENGE
PLAY. LEARN. WIN!
Clue
Question
Insight
This attack can be done onsite...
by a delivery person, a customer or even a co-worker!
93%

ringorang®

On the in-between moments of the day, learners are invited to a timed question sequence.

Starts with a Clue…

Then a multiple-choice question tests their instant recall.


11:13
Question
The Cybersecurity Awareness CHALLENGE
PLAY. LEARN. WIN!
Clue
Question
Insight
An unlocked computer considers an inserted Rubber Duck USB "safe" because it reads it as what?
A keyboard
A printer
A modem
A lava lamp

Finish off with…

An Insight on one thing for the learner to know or do.

With curiosity, learners can learn more…


11:13
Question
Cybersecurity Awareness CHALLENGE
PLAY. LEARN. WIN!
Clue
Question
Insight
Lock your computer! You may think you're safe at your workplace, but a delivery person or even a co-worker can use the Rubber Duck USB on your device in a matter of seconds! Just watch...
+
L
Learn More

KAAS

Let the learner spend another 60 seconds revisiting your org's content.

Then on with their day.



11:13
Question
The Cybersecurity Awareness CHALLENGE
PLAY. LEARN. WIN!
Lock your Computer!
You step away for just a few minutes. And that's all the time it takes for an attacker to slip a Rubber Duck USB device into your computer - for just 5 seconds - and then disappear.
The USB Rubber Ducky!

KAAS

Let the learner spend another 60 seconds revisiting your org's content.

Then on with their day.



11:13
Question
Cybersecurity Awareness CHALLENGE
Lock your Computer!
The USB Rubber Ducky!

**Repeat daily.**
**Like advertisers do.**
**Until habits are formed.**

# Human Centered Design

Easy to sell, Easy to adopt, Easy to use


Business Outcomes, Existing Training
Real-Time Data Analytics
Data Mining
AI Engine
Content Library
User Experience
Behavior Change

Upcoming advancements include AI and Machine Learning to optimize content and reporting

# Testimonials

Whether it be for internal purposes or for customers we serve around the globe, when it comes time for a reinforcement tool, I can't think of anything better than Ringorang®.



- Michael Crain, Sales Trainer to Apple, Amazon and SAP

Ringorang is category-defining. It turns training into daily learning and behavior change.



- John B., Learning Design Lead, Fortune 50 Tech Firm

In the digital transformative world we're in now with millennials and people from all age groups and backgrounds, having a standard classroom training around boring or complicated subjects doesn't help you retain much learning. But rather interactive games, fun things, and excitement help generate more adrenaline, help you relearn, help you retain more information. Ringorang® does that so well.



- Cary Sholer, Senior Technical Program Manager, Microsoft

Eight months into the program now, and my participants have been using it on a routine and regular basis. They get two Ringorang® messages a day… They all said 'this is very useful, please do not stop.'



- Dr. Michael Broom, Leadership trainer to Google, NASA and Provident Health

# Revenue Model

High Margin at Scale

## Platform Subscription

Direct: $5/user/mo
VAR: $1/user/mo

## Additional Revenue

- Professional Services
- Knowledge Conversion
- Campaign Optimization
- High-Volume Content subscriptions
- Partnerships with content providers

## Platform Marginal Costs

**$ 0.05 / user / mo**

# Go-To-Market Strategy

- **Professional Services Partnerships**
  Fortune 500 Tech Consultancies offer Ringorang for change adoption when delivering customer solutions

- **Direct Sales**
  Fortune 500 Tech Companies use Ringorang for sales enablement


Clue
Question
Insight

# Competitive Sample


Ease of Use
ringorang
Talentcards
Allego
Trainual
Trivie
Lessonly
Qstream
Deliver Training Courses
Deliver Behavior Change
1huddle
Playerlync
Lemonade
BoosterLearn
Tovuti
Bunchball
Axonify
Piiq (by cornerstone)
Rever
Complex

KAAS

# Competitive Advantages

- Clinically Proven Methodology
- Patented Technology
- Mature Enterprise Product
- Low Cost and Low Adoption Time
- Content Network Effect


Clue
Question
Insight

# Roadmap

**2020**
Proven SaaS platform
First Fortune 50 Customer

**2021**
Integration, AI & Data Mining
Land New Customers
Expand Current customers

**2022**
Content Library & Store

**2023**
Pattern Recognition & Optimization

# Team



**Robert Feeney**
Vision / Product



**B. Wayne Barkley**
Operations



**Kathy Hughes**
Sales



**Drew Lincoln**
Customers



**Kim Swartz**
Founding Board Member



**Rudiger Wolf**
Founding Board Member

**150+ years of successful business experience**

# Market Opportunity


11:13
ringorang

**U.S. Addressable Market**
(in millions of users)

| | |
|---|---|
| SMBs: | 60 |
| Enterprises: | 40 |
| Philanthropies: | 75 |
| Chronic care: | 150 |

**325M x $5/mo TAM**
**20M x $1/mo SOM**

## $19.5B

Annual US Revenue Potential (TAM)

## $0.2B

Annual Revenue Modelled - 5 years (SOM)

# Cash Pro Forma

Annual USD in Millions



140
120
100
80
60
40
20
0
Billings
Cash from Operations
1
7
29
7
66
20.2
129
55.6

| ($ millions) | 2021 | 2022 | 2023 | 2024 | 2025 |
|---|---|---|---|---|---|
| **Billings** | **1** | **7** | **29** | **66** | **129** |
| ARR** | .02 | .5 | 5 | 24 | 58 |
| **Cash from Ops** | (1.1) | (1.5) | 7.8 | 21.2 | 56.6 |

** part of billings

Estimated Projections and not guaranteed.

KAAS

# Use of Crowd Funds

**Minimum Fundraise Target**

**$250,000**

20% technology development - create browser-based version of the app which will enable an enterprise license and significant revenue capture with our existing Fortune 1000 customers; 18% cost of fundraise; 62% working capital - to i) serve as a bridge to continue CF raise (up to add'l $4MM) with audited financials, and ii) close more revenue deals with customers.

**Maximum Fundraise Target**

**$1,070,000**

15% technology development - Gen 2 version of the Ringorang app which will include data mining and machine learning on the front end to automate as much as 80% of the tasks that now require human intervention; 18% cost of fundraise; 15% sales and marketing - to hire more sales staff and launch a targeted online digital media campaign; 52% working capital - to i) serve as a bridge to continue CF raise, close more revenue deals with customers.

KAAS

# Solution

**Advertising techniques + Learning science**

**Clinically proven and published.**

ringorang® **=** **Success for your** **People**
**Organization**

The statements made herein, including “forward looking” statements, are subject to and qualified by the full text of the applicable offering documents, particularly under the heading “Risk Factors”, which should be reviewed before investing.